Mail Stop 6010

August 12, 2005


Via U.S. Mail and via Facsimile

Mr. Charles L. Pope
Chief Financial Officer
Reptron Electronics, Inc.
13700 Reptron Boulevard
Tampa, Florida 33626


	RE:	Reptron Electronics, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the quarter ended March 31, 2005
		Filed May 16, 2005
		File No. 0-23426

Dear Mr. Pope:

      We have reviewed your response letter dated July 11, 2005 and have the following additional comments. We have limited our review to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page F-1

Note A - Organization and Description of Business, page F-7

1. Please refer to prior comment 3 from our June 24, 2005 letter. We note from your response that the amount you disclose as "reorganization value" of $86 million was determined at the inception of your Chapter 11 process in October 2003 and excluded consideration of certain events that occurred prior to your emergence from bankruptcy in February 2004. As such, it appears that the amount referred to as your reorganization value in the Form 10-K does not meet the definition of that term under paragraph 9 of SOP 90-7 which refers to the fair value of the entity immediately after the restructuring. Please tell us and disclose in future filings the amount of your reorganization value as determined in accordance with paragraph 9 of SOP 90-7. Please avoid referring to amounts that do not meet that definition as reorganization value. Tell us how you determined that amount and why. We continue to question why you believe it is appropriate to record the assets at their "carrying value" of $78 million upon emergence from bankruptcy, as stated in your disclosure, and not using the reorganization value determined under paragraph 9 of SOP 90-7.


Item 9A - Controls and Procedures, page 23

2. Although your response to prior comment 6 from our June 24,
2005
letter stated that you would eliminate the language referring to reasonable assurance, we note that you continue to refer to reasonable assurance in the second paragraph of Item 4 in your draft
Form 10-Q/A for the quarterly period ended March 31, 2005. If you continue to include this disclosure, then in future filings please also state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.







      As appropriate, please amend your March 31, 2005 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 551-3327.

Sincerely,



Kate Tillan
Assistant Chief Accountant

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Mr. Charles L. Pope
Reptron Electronics, Inc.
August 12, 2005
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